Schering AG to acquire outstanding 25.1 percent of Jenapharm
Berlin, Germany, October 9, 2001; Schering AG, Germany (FSE: SCH,
NYSE: SHR), intends to acquire the outstanding 25.1 percent of shares in the Jenapharm Group, Jena and Weimar, in order to hold 100 percent of shares. An understanding has been reached between Schering AG and minority shareholder GEHE AG, Stuttgart. Schering currently holds 74.9 percent of Jenapharm.
In 1996, Schering AG acquired the majority in Jenapharm from GEHE AG. The transaction still needs to be approved by the German antitrust authority, the Bundeskartellamt. Both parties have agreed not to disclose the financial details of the transaction.
Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, October 9, 2001
Schering AG
Corporate Communication
For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de


_____________________________________________________________


Schering AG: Sale of the ampoule manufacturing plant in Jena to Hexal secures 130 jobs long-term
Berlin, Germany, October 10, 2001; Schering GmbH und Co. Produktions KG, Weimar, subsidiary of the Schering Group, Berlin (FSE: SCH,
NYSE: SHR), will sell its ampoule manufacturing plant in Jena to Hexal AG, Holzkirchen, Germany. An understanding has been reached between the two partners today.
Hexal will continue to operate the plant as an independent subsidiary to be called JENAHEXAL Pharma GmbH. In addition, it will guarantee employment for all 130 employees for a further five years. This agreement secures the long-term operation of the ampoule manufacturing plant.

"Within a very short period of time, we were able to fully meet our aims of selling the ampoule manufacturing plant and of securing the jobs for the employees in Jena," said Dr. Peter Spillmann, Managing Director of Schering GmbH und Co. Produktions KG, after signing of the agreement with Hexal. "At the same time, we can guarantee supplies to our customers on a long-term basis. It is a classical win-win-situation with our partner, Hexal." The transaction still needs to be approved by the German antitrust authority, the Bundeskartellamt.

In May 2001, Schering AG announced that it planned to divest the ampoule manufacturing plant in Jena as part of its global production strategy by 2005 at the latest, with priority being given to a sale of the plant.

The other activities of the Jenapharm Group, which belongs to Schering, including the production sites in Weimar and the chemical plant for the production of hormones in Jena, are to remain within the Schering Group.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, October 10, 2001
Schering AG
Corporate Communication
For further information please contact:
Mathias Claus - Personnel and Production Communication:
Tel.: +49-30-468 120 66;
Fax: +49-30-468 920 66;
eMail: mathias.claus@schering.de

Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de